12670 High Bluff Drive San Diego, California 92130 Tel: +1.858.523.5400 Fax: +1.858.523.5450 www.lw.com FIRM / AFFILIATE OFFICES
	Beijing	Moscow
	Boston	Munich
	Brussels	New York
	Century City	Orange County
	Chicago	Paris
	Dubai	Riyadh
FOIA CONFIDENTIAL TREATMENT REQUEST	Düsseldorf	Rome
	Frankfurt	San Diego
	Hamburg	San Francisco
	Hong Kong	Seoul
	Houston	Shanghai
	London	Silicon Valley
	Los Angeles	Singapore
	Madrid	Tokyo
	Milan	Washington, D.C.

The entity requesting confidential treatment is:

Phathom Pharmaceuticals, Inc.

2150 E. Lake Cook Road, Suite 800

Buffalo Grove, Illinois 60089

Attn: Chief Executive Officer

September 30, 2019

VIA EDGAR and HAND DELIVERY

Ms. Suzanne Hayes

Office of Healthcare and Insurance

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Phathom Pharmaceuticals, Inc. | Anticipated Price Range
Registration Statement on Form S-1 (File No. 333-234020)

Dear Ms. Hayes:

Rule 83 Confidential Treatment Requested by Phathom Pharmaceuticals, Inc.

This letter is furnished supplementally on behalf of Phathom Pharmaceuticals, Inc. (the “Company”) in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 22, 2019, and in connection with the review by the Commission of the above-mentioned Registration Statement on Form S-1 (the “Registration Statement”). To assist the Staff in its review, the Company advises the Staff that it presently estimates, considering information currently available and current market conditions and based in part on information received by the lead underwriters, that the public offering price per share for the offering pursuant to the Registration Statement will be between $[* * *] and $[* * *] (without giving effect to any stock split that the Company will effect prior to the offering, the “Preliminary Price Range”). For clarity, the Company advises the Staff that, given the volatility of the public trading markets and the uncertainty of the timing of the offering, the Company and the lead underwriters have not yet finally agreed to a price range for the offering. The Company advises the Staff that the final range to be included in a pre-effective amendment to the Registration Statement, after giving effect to an appropriate stock split, will include a price range of no more than $2.00 or 20% of the high end of the range, unless otherwise approved by the Staff.

[* * *]	Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Phathom Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Common Stock Valuation Methodologies

The Company has historically determined the fair value of its common stock using methodologies, approaches and assumptions consistent with the American Institute of Certified Public Accountants Accounting and Valuation Guide, Valuation of Privately Held Company Equity Securities Issued as Compensation (the “AICPA Practice Guide”). In addition, the Board of Directors considered numerous objective and subjective factors, along with input from management and third-party valuations, to determine the fair value of the Company’s common stock as further disclosed on page 100 of the Registration Statement.

Prior to entering into the license agreement (“Takeda License”) with Takeda Pharmaceutical Company Limited (“Takeda”) on May 7, 2019, the fair value of the Company’s common stock was nominal because the Company was not sufficiently capitalized and held no assets that could be used to generate future revenues. The Company obtained an independent third-party valuation of the Company’s common stock as of May 7, 2019 to assist the Board of Directors in determining the fair value of the 500,000 shares of Company common stock (the “Takeda Shares”) and a warrant to purchase 3,500,000 shares of common stock (the “Takeda Warrant”) that were issued to Takeda on May 7, 2019 as part of the Takeda License. In addition, the Company obtained an independent third-party valuation of the Company’s common stock as of July 26, 2019 and September 23, 2019 to assist the Board of Directors in determining the fair value of the Company’s common stock for purposes of option grants. The Company used the probability-weighted expected return method (“PWERM”) to estimate the fair value of its common stock for each of these valuations. The PWERM is a scenario-based method that estimates the value per share based on the probability-weighted present value of expected future investment returns, considering possible outcomes available to the Company, as well as the economic and control rights of each class of outstanding securities. The Company selected the PWERM because it believed it could reasonably estimate potential future liquidity outcomes given the late clinical-stage nature of its product candidate, vonoprazan. As described below, the PWERM applied probabilities to six possible outcomes: (i) a settlement stay private (i.e. the Company remained a private enterprise and repaid the principal and interest of its convertible promissory notes at maturity); (ii) an equity financing stay private (i.e. the Company remained a private enterprise and raised equity financing to fund its operations, resulting in conversion of the convertible promissory notes into equity at a discount); (iii) a corporate transaction stay private (i.e. the Company was sold) ((i)-(iii), collectively, the “Stay Private Scenarios”); (iv) an initial public offering (“IPO”) as of [* * *] or [* * *], as applicable (the “2019 IPO Scenario”); (v) an IPO as of [* * *] (the “2020 IPO Scenario” and together with the 2019 IPO Scenario, the “IPO Scenarios”); and (vi) dissolution.

For each Stay Private Scenario, the Company used the discounted cash flow method (“DCFM”) under the income approach set forth in the AICPA Practice Guide to determine the indicated value of the equity of the Company. The DCFM estimated enterprise value based on the expectation of future net cash flows, which was then discounted back to the present value based on the Company’s weighted-average cost of capital. After determining the present value under the DCFM, the Company took into account the Company’s cash and the fair value of the Company’s outstanding warrants and convertible promissory notes to arrive at the indicated equity value for each Stay Private Scenario.

[* * *]

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Phathom Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

For each IPO Scenario, the Company estimated its equity value based on, among other things, the value of public companies deemed similar to the Company at the time of their initial public offerings and/or investor and underwriter feedback following testing-the-waters meetings. In addition, the Company determined that [* * *] (and [* * *] with respect to the September 2019 valuation) and [* * *] were the most likely dates to complete an IPO and the Company used these dates to calculate the present value as of each valuation date in each IPO scenario.

The dissolution scenario was assigned a $0 value given that if the Company’s planned clinical trials failed, with no other assets beyond the Company’s product candidates, any cash on hand would be used in its entirety to pay off outstanding debt, including the convertible promissory notes.

At each option grant date, the Company considered whether any events occurred that would trigger any material changes to the business or would require adjustment to the estimated fair value from the previous valuation date.

Takeda Equity Issuances and Stock Option Grants

In connection with the Takeda License, the Company issued Takeda the Takeda Shares and the Takeda Warrant on May 7, 2019. The Company’s grants of stock options from inception (January 9, 2018) to date are set forth below.

Grant Date	Number of Shares Underlying Options Granted	Per Share Exercise Price of Options	Estimated Fair Market Value of Shares
August 21, 2019	18,000	$15.06	$15.06
August 29, 2019	400,000	$15.06	$15.06
September 26/27, 2019	228,000	$28.26	$28.26

Issuance Date and Grant Date Fair Value Determinations

May 2019 Issuances to Takeda.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $11.77 per share as of May 7, 2019, after considering a valuation report from an independent third-party valuation firm as of such date. As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values.

[* * *]

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Phathom Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

Scenario	Per Share Value	Assigned Weight	Weighted Value Per Share
Settlement Stay Private	[* * *]	[* * *]	[* * *]
Equity Financing Stay Private	[* * *]	[* * *]	[* * *]
Corporate Transaction Stay Private	[* * *]	[* * *]	[* * *]
2019 IPO Scenario	[* * *]	[* * *]	[* * *]
2020 IPO Scenario	[* * *]	[* * *]	[* * *]
Dissolution	[* * *]	[* * *]	[* * *]
Total Fair Value – Marketable Basis			[* * *]
Discount for lack of marketability (DLOM)*			[* * *]
Concluded Fair Value			$11.77

*	The DLOM was based on the application of the Asian Protective Put and Finnerty put option analysis.

The Company estimated the expected timing of a potential liquidity event was [* * *] years in the Stay Private Scenarios and [* * *] and [* * *] years in the 2019 and 2020 IPO Scenarios, respectively, based on management’s best estimates and an analysis of market conditions. The PWERM resulted in an allocated value for common stock of $[* * *] per share, on a marketable basis, as well as the per share value of the Takeda Warrant and the underlying shares of common stock given the nominal strike price of the warrant. After applying a [* * *] DLOM, the resulting fair value of the common stock was $11.77 per share on a non-marketable basis.

August 2019 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $15.06 per share as of August 21, 2019 and August 29, 2019, after considering a valuation report from an independent third-party valuation firm as of July 26, 2019. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report, and that the forecasted financial information reviewed as part of the July 26, 2019 valuation was still appropriate.

Among the qualitative factors considered by the Board of Directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to May 7, 2019:

•	the Company received favorable feedback from the FDA regarding the Company’s development plans with respect to vonoprazan, including proceeding into Phase 3 trials; and

•	the Company’s submission on July 26, 2019 of a draft registration statement on Form S-1 related to the IPO, resulting in higher probabilities for the IPO Scenarios.

[* * *]

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Phathom Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values.

Scenario	Per Share Value	Assigned Weight	Weighted Value Per Share
Settlement Stay Private	[* * *]	[* * *]		[* * *]
Equity Financing Stay Private	[* * *]	[* * *]		[* * *]
Corporate Transaction Stay Private	[* * *]	[* * *]		[* * *]
2019 IPO Scenario	[* * *]	[* * *]		[* * *]
2020 IPO Scenario	[* * *]	[* * *]		[* * *]
Dissolution	[* * *]	[* * *]		[* * *]
Total Fair Value – Marketable Basis			$	[* * *]
Discount for lack of marketability (DLOM)*				[* * *]
Concluded Fair Value				$15.06

*	The DLOM was based on the application of the Asian Protective Put and Finnerty put option analysis.

The Company estimated the expected timing of a potential liquidity event was [* * *] years in the Stay Private Scenarios and [* * *] and [* * *] years in the 2019 and 2020 IPO Scenarios, respectively, based on management’s best estimates and an analysis of market conditions. The PWERM resulted in an allocated value for common stock of $[* * *] per share, on a marketable basis. After applying a [* * *] DLOM, the resulting fair value of the common stock was $15.06 per share on a non-marketable basis.

September 2019 Option Grants.

The Company’s Board of Directors, with input from management, determined the fair value of its common stock to be $28.26 per share as of September 26 and 27, 2019, after considering a valuation report from an independent third-party valuation firm as of September 23, 2019. In reaching this determination, the Board of Directors determined that no material changes had occurred in the business since the date of the third-party valuation report, and that the forecasted financial information reviewed as part of the valuation was still appropriate. In its report, the independent third-party valuation firm used [* * *] as the 2019 IPO Scenario date.

Among the qualitative factors considered by the Board of Directors in determining the fair value of the Company’s common stock were the following developments in the Company’s business subsequent to August 29, 2019:

[* * *]

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Phathom Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

•	the Company conducted numerous testing-the-waters meetings and received feedback from investors;

•	the Company’s investigational new drug applications for clinical trials of vonoprazan were accepted by the FDA;

•	the Company received favorable feedback from the European Medicines Agency regarding the Company’s development plans with respect to vonoprazan, including proceeding into Phase 3 trials; and

•	the Company received preliminary feedback from the underwriters on potential valuation ranges.

As discussed above, the valuation analysis was performed using the PWERM to establish the following scenarios and relative weightings and values.

Scenario	Per Share Value	Assigned Weight	Weighted Value Per Share
Settlement Stay Private	[* * *]	[* * *]	[* * *]
Equity Financing Stay Private	[* * *]	[* * *]	[* * *]
Corporate Transaction Stay Private	[* * *]	[* * *]	[* * *]
2019 IPO Scenario	[* * *]	[* * *]	[* * *]
2020 IPO Scenario	[* * *]	[* * *]	[* * *]
Dissolution	[* * *]	[* * *]	[* * *]
Total Fair Value – Marketable Basis			[* * *]
Discount for lack of marketability (DLOM)*			[* * *]
Concluded Fair Value			$28.26

*	The DLOM was based on the application of the Asian Protective Put and Finnerty put option analysis.

The Company estimated the expected timing of a potential liquidity event was [* * *] years in the Stay Private Scenarios and [* * *] and [* * *] years in the 2019 and 2020 IPO Scenarios, respectively, based on management’s best estimates and an analysis of market conditions. The PWERM resulted in an allocated value for common stock of $[* * *] per share, on a marketable basis. After applying a [* * *] DLOM, the resulting fair value of the common stock was $28.26 on a non-marketable basis.

[* * *]

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Phathom Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

COMPARISON OF MOST RECENT VALUATION AND PRELIMINARY ASSUMED IPO PRICE

As noted above, the Preliminary Price Range is between [* * *] and [* * *] (without giving effect to any stock split that the Company will effect prior to the offering). The Company notes that, as is typical in IPOs, the estimated price range for this offering was not derived using a formal determination of fair value, but was determined by negotiation between the Company and the lead underwriters. The Company’s most recent grants of stock options were for an aggregate of 228,000 shares made on September 26 and 27, 2019 with an exercise price of $28.26 per share, which the Company’s Board of Directors determined to be the fair value of its common stock on that date (the “Estimated Fair Value”).

As is typical in IPOs, the Preliminary Price Range was based in part on the lead underwriters’ quantitative and qualitative analysis that differs from the valuation methodology used by the Company and its independent third-party valuation firm. Among the factors that were considered in setting the Preliminary Price Range were the following:

•	an analysis of the typical valuation ranges seen in comparable public companies in the Company’s industry, as well as a broader set of valuation ranges seen in recent IPOs;

•	the general condition of the securities markets and the recent market prices of publicly traded common stock of comparable companies;

•	feedback received from potential investors from the Company’s testing-the-waters meetings;

•	an assumption that there would be a receptive public trading market for a late clinical-stage biopharmaceuticals company such as the Company; and

•	an assumption that there would be sufficient demand for the Company’s common stock to support an offering of the size contemplated by the Company.

The Company respectfully submits that, in addition to the above factors, the difference between the Estimated Fair Value and the Preliminary Price Range, if obtained, is that the PWERM valuation method used by the Company to determine the Estimated Fair Value in September 2019 reflects the potential that the Company might stay private, be sold or dissolve, which inherently decreases the Estimated Fair Value per share of the Company’s common stock due to the combination of (i) the lower equity value in the Stay Private Scenarios based on the DCFM and the dissolution scenario, and the discounting to present value, and (ii) the application of a DLOM. Conversely, the Preliminary Price Range necessarily assumes only a single potential liquidity event, the IPO in October 2019, and does not include a DLOM, as an active trading market for the Company’s common stock will exist following the IPO. As a result, the Preliminary Price Range was neither reduced by the expected fair value from other potential future scenarios nor discounted for lack of marketability. Additionally, the Preliminary Price Range assumes the conversion of all of the Company’s convertible promissory notes into common stock in connection with the completion of the IPO.

Notably, the valuation report used for the September stock option grants estimated a fair value of the Company’s common stock on that date to be [* * *] in the 2019 IPO Scenario, prior to applying a DLOM, which is within the Preliminary Price Range.

In conclusion, the Company respectfully submits that the difference between the Estimated Fair Value and the Preliminary Price Range is reasonable. As requested by the Staff, the Company will continue to update its disclosure for all equity related transactions through the effective date of the Registration Statement.

[* * *]

Certain information in this document has been omitted and filed separately with the Securities and Exchange Commission. Confidential treatment has been requested by Phathom Pharmaceuticals, Inc. with respect to this letter.

Securities and Exchange Commission

FOIA CONFIDENTIAL TREATMENT REQUEST

The Company respectfully requests that the information contained in this request letter be treated as confidential information and that the Commission provide timely notice to David Socks, President and Chief Executive Officer, Phathom Pharmaceuticals, Inc., 2150 E. Lake Cook Road, Suite 80, Buffalo Grove, Illinois 60089, telephone (760) 560-1501, before it permits any disclosure of the highlighted information contained in this request letter.

Please direct any questions or comments regarding this letter or the Registration Statement to the undersigned at (858) 523-3962. Thank you for your assistance.

Sincerely,

/s/ Matthew T. Bush

Matthew T. Bush of LATHAM & WATKINS LLP

cc:	Ibolya Ignat, Securities and Exchange Commission

Lisa Vanjoske, Securities and Exchange Commission

Ada Sarmento, Securities and Exchange Commission

David Socks, Phathom Pharmaceuticals, Inc.

Aditya Kohli, Phathom Pharmaceuticals, Inc.

Cheston J. Larson, Latham & Watkins LLP

Anthony A. Gostanian, Latham & Watkins LLP

Charles S. Kim, Cooley LLP

Sean M. Clayton, Cooley LLP

Jonie I. Kondracki, Cooley LLP